UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Delegación Miguel Hidalgo

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At June 30, 2016 Unaudited		At 31 December, 2015 Audited
Assets
Current assets:
Cash and cash equivalents	Ps.	46,909,470	Ps.	45,160,032
Marketable securities and other short-term investments (Note 3)		59,115,473		56,347,469
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net		191,317,888		155,241,127
Related parties (Note 4)		848,864		845,633
Derivative financial instruments		4,281,680		40,882,008
Inventories, net		36,823,990		35,577,472
Other current assets, net		25,436,429		17,277,913

Total current assets		364,733,794		351,331,654

Non-current assets:
Property, plant and equipment, net (Note 5)		646,935,859		573,528,878
Intangibles, net		141,633,529		124,745,040
Goodwill		146,444,878		137,113,716
Investment in associated companies		3,483,823		3,110,570
Deferred income taxes		100,052,813		81,407,012
Other assets, net		36,205,814		25,249,943

Total assets	Ps.	1,439,490,510	Ps.	1,296,486,813

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	Ps.	105,727,031	Ps.	119,589,786
Accounts payable		210,590,679		189,938,381
Accrued liabilities		68,850,019		52,243,228
Income tax and other taxes payable		19,779,507		20,666,548
Derivative financial instruments		9,458,649		7,450,790
Related parties (Note 4)		1,649,281		2,246,834
Deferred revenues		35,127,690		33,399,892

Total current liabilities		451,182,856		425,535,459

Non-current liabilities:
Long-term debt ( Note 8)		609,293,022		563,626,958
Deferred income taxes		11,451,236		11,589,865
Deferred revenues		1,695,863		1,052,940
Derivative financial instruments		3,321,819		3,314,146
Asset retirement obligations		14,611,922		11,569,897
Employee benefits		130,097,650		118,943,362

Total non-current liabilities		770,471,512		710,097,168

Total liabilities		1,221,654,368		1,135,632,627

Equity (Note 9):
Capital stock		96,336,660		96,338,477
Retained earnings:
Prior years		146,207,646		137,276,667
Profit for the period		12,498,515		35,054,772

Total retained earnings		158,706,161		172,331,439

Other comprehensive loss items		(89,269,188)		(156,391,921)

Equity attributable to equity holders of the parent		165,773,633		112,277,995
Non-controlling interests		52,062,509		48,576,191

Total equity		217,836,142		160,854,186

Total liabilities and equity	Ps.	1,439,490,510	Ps.	1,296,486,813

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the six-month periods ended June 30, Unaudited
	2016		2015 Adjusted (Note 2)
Operating revenues:
Mobile voice services	Ps.	118,607,447	Ps.	127,779,064
Fixed voice services		47,236,415		50,875,160
Mobile data voice services		119,055,664		109,752,408
Fixed data services		59,185,920		54,028,919
Paid television		35,486,438		34,012,708
Sale of equipment, accessories and computers		62,257,118		52,607,017
Other related services		14,538,776		10,815,740

		456,367,778		439,871,016

Operating costs and expenses:
Cost of sales and services		225,073,702		202,902,694
Commercial, administrative and general expenses		106,869,918		98,954,250
Other expenses		1,707,091		1,450,978
Depreciation and amortization		68,916,561		62,533,521

		402,567,272		365,841,443

Operating income		53,800,506		74,029,573

Interest income		1,901,195		2,219,823
Interest expense		(16,089,165)		(14,132,547)
Foreign currency exchange loss, net		(13,665,208)		(30,767,941)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(5,515,948)		7,486,295
Equity interest in net gain (loss) of associated companies		70,022		(1,388,837)

Profit before income tax		20,501,402		37,446,366
Income tax (Note 7)		6,770,070		14,505,029

Net profit for the period	Ps.	13,731,332	Ps.	22,941,337

Net profit for the period attributable to:
Equity holders of the parent	Ps.	12,498,515	Ps.	22,275,505
Non-controlling interests		1,232,817		665,832

	Ps.	13,731,332	Ps.	22,941,337

Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	Ps.	0.19	Ps.	0.33

Other comprehensive income items:
Net other comprehensive income to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities and affiliates	Ps.	73,650,211	Ps.	(13,853,692)
Effect of fair value of derivatives, net of deferred taxes		24,742		18,340
Unrealized loss on available for sale securities, net of deferred taxes		(2,238,657)		—
Items that will not be reclassified to profit or loss in subsequent periods:
Re-measurement of defined benefit plan, net of deferred taxes		(1,555,184)		(1,364)

Total other comprehensive income (loss) items for the period, net of deferred taxes		69,881,112		(13,836,716)

Total comprehensive income for the period	Ps.	83,612,444	Ps.	9,104,621

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	79,621,248	Ps.	6,316,951
Non-controlling interests		3,991,196		2,787,670

	Ps.	83,612,444	Ps.	9,104,621

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2016

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized loss on available for sale securities		Re-measurement of defined benefit plan		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2015 (audited)	Ps.	96,338,477	Ps.	358,440	Ps.	171,972,999	Ps.	(60,788)	Ps.	4,011	Ps.	(82,844,947)	Ps.	(73,490,197)	Ps.	112,277,995	Ps.	48,576,191	Ps.	160,854,186
Net profit for the period						12,498,515										12,498,515		1,232,817		13,731,332
Effect of fair value of derivatives, net of deferred taxes								24,423								24,423		319		24,742
Unrealized loss on available for sale securities, net of deferred taxes										(2,238,657)						(2,238,657)				(2,238,657)
Re-measurement of defined benefit plan, net of deferred taxes												(1,418,208)				(1,418,208)		(136,976)		(1,555,184)
Effect of translation of foreign entities and affiliates														70,755,175		70,755,175		2,895,036		73,650,211

Comprehensive income for the period						12,498,515		24,423		(2,238,657)		(1,418,208)		70,755,175		79,621,248		3,991,196		83,612,444
Dividends declared						(18,405,802)										(18,405,802)		(566,945)		(18,972,747)
Repurchase of shares		(1,817)				(5,293,281)										(5,295,098)				(5,295,098)
Other acquisitions of non-controlling interests						(2,424,710)										(2,424,710)		62,067		(2,362,643)

Balance at June 30, 2016 (unaudited)	Ps.	96,336,660	Ps.	358,440	Ps.	158,347,721	Ps.	(36,365)	Ps.	(2,234,646)	Ps.	(84,263,155)	Ps.	(2,735,022)	Ps.	165,773,633	Ps.	52,062,509	Ps.	217,836,142

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2015

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain on available for sale securities	Re-measurement of defined benefit plan		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2014 (audited)	Ps.	96,382,631	Ps.	358,440	Ps.	191,975,968	Ps.	(1,556,693)	Ps.	Ps.	(62,992,683)	Ps.	(39,783,387)	Ps.	184,384,276	Ps.	50,254,772	Ps.	234,639,048
Net profit for the period						22,275,505									22,275,505		665,832		22,941,337
Effect of fair value of derivatives, net of deferred taxes								18,103							18,103		237		18,340
Re-measurement of defined benefit plan, net											13,892				13,892		(15,256)		(1,364)
Effect of translation of foreign entities and affiliates													(15,990,549)		(15,990,549)		2,136,857		(13,853,692)

Comprehensive income for the period						22,275,505		18103			13,892		(15,990,549)		6,316,951		2,787,670		9,104,621
Dividends declared						(37,632,000)									(37,632,000)		(469,762)		(38,101,762)
Repurchase of shares		(5,704)				(22,095,041)									(22,100,745)				(22,100,745)
Konin Klijke KPN								1,457,853			(1,486,452)		282,023		253,424				253,424
Other acquisitions of non-controlling interests						(1,697,471)									(1,697,471)		101,406		(1,596,065)

Balance at June 30, 2015 (unaudited)	Ps.	96,376,927	Ps.	358,440	Ps.	152,826,961	Ps.	(80,737)	Ps.	Ps.	(64,465,243)	Ps.	(55,491,913)	Ps.	129,524,435	Ps.	52,674,086	Ps.	182,198,521

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the six-month periods ended June 30, Unaudited
	2016		2015 Adjusted (Note 2)
Operating activities
Profit before income tax	Ps.	20,501,402	Ps.	37,446,366
Items not requiring the use of cash:
Depreciation		60,324,651		57,107,189
Amortization of intangible assets and other assets		8,591,910		5,426,332
Equity interest in net (gain) loss of associated companies		(70,022)		1,388,837
(Gain) loss on sale of property, plant and equipment		(20,707)		36,332
Net period cost of labor obligations		6,854,668		4,735,973
Foreign currency exchange loss, net		15,852,960		20,367,338
Interest income		(1,901,195)		(2,219,823)
Interest expense		16,089,165		14,132,547
Employee profit sharing		1,465,011		1,881,853
Gain in valuation of derivative financial instruments, capitalized interest expense and other, net		(924,384)		(5,917,122)
Working capital changes:
Accounts receivable from subscribers, distributors and other		(12,321,997)		(4,158,053)
Prepaid expenses		(6,602,457)		(2,096,270)
Related parties		(600,784)		(185,738)
Inventories, net		1,397,319		1,685,588
Other assets		(1,725,048)		(1,967,653)
Employee benefits		(1,911,560)		(2,708,884)
Accounts payable and accrued liabilities		(11,776,006)		(18,192,834)
Employee profit sharing paid		(3,245,446)		(3,819,138)
Derivative financial instruments		28,713,685		(4,937,179)
Deferred revenues		(690,733)		(1,052,938)
Interest received		2,314,740		2,391,075
Income taxes paid		(21,972,555)		(26,342,286)

Net cash flows provided by operating activities		98,342,617		73,001,512

Investing activities
Purchase of property, plant and equipment		(52,505,460)		(51,154,545)
Acquisition of intangibles		(4,813,709)		(10,661,545)
Dividends received from associates and marketable securities		5,527,226		653,915
Proceeds from sale of plant, property and equipment		97,415		14,626
Acquisition of business, net of cash acquired		(778,798)		(471,370)
Partial sale of shares of associated company				633,270
Assets available for sale				40,593,389

Net cash flows used in investing activities		(52,473,326)		(20,392,260)

Financing activities
Loans obtained		34,711,056		115,406,006
Repayment of loans		(57,200,483)		(75,173,108)
Interest paid		(15,869,777)		(14,927,050)
Repurchase of shares		(5,172,021)		(23,081,081)
Dividends paid		(319,047)		(843,057)
Derivative financial instruments		(205,792)		(263,743)
Acquisition of non-controlling interests		(2,362,644)		(26,067)

Net cash flows (used in) provided by financing activities		(46,418,708)		1,091,900

Net (decrease) increase in cash and cash equivalents		(549,417)		53,701,152

Adjustment to cash flows due to exchange rate fluctuations, net		2,298,855		(1,564,869)
Cash and cash equivalents at beginning of the period		45,160,032		66,473,703

Cash and cash equivalents at end of the period	Ps.	46,909,470	Ps.	118,609,986

Non-cash transactions related to:

	2016		2015
Investing activities
Acquisition of property, plant and equipment in accounts payable at end of period	Ps.	5,919,201	Ps.	4,521,263

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1.	Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 25 countries throughout the United States, Latin America, the Caribbean and Central and Eastern Europe. These telecommunication services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•	The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added services, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay-per-view and additional programming and advertising services.

•	Other services mainly include revenues from advertising in telephone directories publishing and call center services.

•	Equipment, accessories and computer sales, mainly include equipment and computer sales.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying unaudited interim condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on September 22, 2016. Subsequent events have been considered through that date.

Relevant events

a) On May 9, 2016, the Company´s subsidiary in Peru entered into an agreement to acquire 100% of the shareholders shares of Peru OLO and TVS Wireless S.A.C for Ps. 1,984,715. These companies provide telecommunication services throughout Peru and have spectrum in the 2.5 GHz band.

b) On May 26, 2016, the Company’s subsidiary in Peru acquired in a public auction 30 MHz of spectrum in the 700 MHz band. The cost of the spectrum was Ps. 5,521,115

2.	Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Changes in Significant Accounting Policies and Practices

a)	Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2014 and 2015, and for the three-year period ended December 31, 2015, as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional and reporting currency of the Company and the ones used in these unaudited interim condensed consolidated financial statements.

b)	Retrospective adjustments

The following amounts in the unaudited condensed consolidated statements of comprehensive income and cash flows for the period ended June 30, 2015 have been adjusted to conform to the presentation for the six month period ended June 30, 2016:

	2015, As previously reported		Retrospective adjustments		2015, As adjusted
Operating revenues:
Mobile voice services	Ps.	123,636,008	Ps.	4,143,056	Ps.	127,779,064
Fixed voice services		53,176,873		(2,301,713)		50,875,160
Mobile data voice services		114,039,444		(4,287,036)		109,752,408
Fixed data services		51,858,715		2,170,204		54,028,919
Paid television		33,626,202		386,506		34,012,708
Sale of equipment, accessories and computers		52,472,222		134,795		52,607,017
Other related services		11,225,758		(410,018)		10,815,740

		440,035,222		(164,206)		439,871,016

Operating costs and expenses:
Cost of sales and services		201,847,915		1,054,779		202,902,694
Commercial, administrative and general expenses		99,954,918		(1,000,668)		98,954,250
Other expenses		1,651,283		(200,305)		1,450,978
Depreciation and amortization		62,521,466		12,055		62,533,521

		365,975,582		(134,139)		365,841,443

Operating income		74,059,640		(30,067)		74,029,573
Interest income		2,169,963		49,860		2,219,823
Interest expense		(14,133,600)		1,053		(14,132,547)
Foreign currency exchange (loss) gain, net		(30,767,989)		48		(30,767,941)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		7,507,189		(20,894)		7,486,295
Equity interest in net loss of associated companies		(1,388,837)		—		(1,388,837)

Profit before income tax	Ps.	37,446,366	Ps.		Ps.	37,446,366

In the Consolidated Statements of Cash Flows:

	2015, As previously reported		Reclassifications and retrospective other adjustments		2015, as Reclassified

Depreciation	Ps.	57,095,134	Ps.	12,055	Ps.	57,107,189
Purchase of property, plant and equipment		(51,142,490)		(12,055)		(51,154,545)

Retrospective adjustments to the June 30, 2015 unaudited interim condensed consolidated statements of comprehensive income and statement of operations and cash flows reflect reclassifications made to the mapping of certain accounts from Telekom Austria and subsidiaries to coincide with the Company´s reporting structure at June 30, 2015.

c)	New standards, interpretations and amendments thereof

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets and financial liabilities, which is still in process of being determined.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and established a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply a modified retrospective method which will provide disclosures of the effects of the standard on each of the reporting periods of the consolidated financial statements for prior years. The Company is still evaluating the impact of this new standard.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Amendments were issued to IFRS 5, Non-current assets held for sale ad discontinued operations, on September 2014. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively. This amended is effective for annual periods beginning on or after January 1, 2016. The implementation of this amendment was not applicable to the Company as it does not have assets held for sale or discontinued operations.

IFRS 7 Financial Instruments: Disclosures

Servicing contracts

Amendments were issued to IFRS 7, Financial Instruments: Disclosures, in September 2014. The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments. This amended is effective for annual periods beginning on or after January 1, 2016. The implementation of this amendment was not applicable to the Company, as the Company does not have any material servicing contracts.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively. This amended is effective for annual periods beginning on or after January 1, 2016. Given the Company has developed discount rates to measure the present value of its defined benefit plan obligations based on the currency in which each corresponding defined benefit plan obligation is denominated, the implementation of this amendment did not have a material impact on the Company’s interim condensed consolidated financial statements, as the Company has been developing discount rates for its defined benefit plan obligations based on the currency in which the pension obligations have been denominated.

IAS 1 Disclosure Initiative

In December 2014, the IAS 1 Presentation of Financial Statements clarified, rather than significantly changed, existing IAS 1 requirements:

a)	The materiality requirements in IAS 1.

b)	That specific line items in the statements of comprehensive income and the statement of financial position may be disaggregated.

c)	That entities have flexibility as to the order in which they present the notes to financial statements.

d)	That the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

This amended is effective for annual periods beginning on or after January 1, 2016. The Company is currently working in the amount of both quantitative and qualitative materiality and under this premise considers that any disclosure should be adjusted, but adequate.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These standards are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company is in the process of evaluating the impact of this new standard on the annual consolidated financial statements of the Company for the year ended December 31, 2016.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception.

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries. The implementation of this amendment is not applicable, as the Company does not claim an exemption from presenting consolidated financial statements and as the Company is not an investment entity, as defined by IFRS.

IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and requires the entities to recognize most leases on their balance sheets. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e., leases of 12 months or less), and (b) leases of low-value assets. The new standard will be effective from January 1, 2019, with limited early application permitted if IFRS 15 is also applied at the same time. The Company has yet to quantify the impact these amendments will have on its consolidated financial statements.

3.	Marketable securities and other short-term investments

As of June 30, 2016 and December 31, 2015, marketable securities and other short-term investments include an available for sale investments in Koninklijke KPN N.V. (KPN) for Ps. 46,201,023 and Ps. 44,089,801, and other short-term investments for Ps. 12,914,450 and Ps.12,257,668, respectively. The investment in KPN is carried at fair value with changes in fair value being recognized through other comprehensive income (equity) in the unaudited condensed Company’s consolidated financial statements.

During the six periods ended June 30, 2016 and 2015 the Company received dividends from KPN for an amount of Ps. 5,527,226 and Ps. 653,915, respectively; and is included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the condensed consolidated statement of comprehensive income.

4.	Related Parties

The following is an analysis of the balances with related parties at June 30, 2016 and December 31, 2015. All of the companies are considered as associates or affiliates of América Móvil since the Company’s principal shareholders are also direct or indirect shareholders in the related parties:

	2016		2015
Accounts receivable:
Sanborns Hermanos, S.A.	Ps.	105,799	Ps.	140,058
Sears Roebuck de México, S.A. de C.V.		149,241		219,338
Patrimonial Inbursa, S.A.		191,893		8,399
Other		401,931		477,838

Total	Ps.	848,864	Ps.	845,633

	2016		2015
Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	293,305	Ps.	506,658
Operadora Cicsa, S.A. de C.V.		313,259		435,875
Procisa do Brasil Projetos, Construções e Instalações, LTDA		286,555		598,297
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		180,002		136,687
PC Industrial, S.A. de C.V.		86,099		136,212
Microm, S.A. de C.V.		117,471		33,583
Grupo Financiero Inbursa, S.A.B. de C.V.		36,395		34,622
Other		336,195		364,900

Total	Ps.	1,649,281	Ps.	2,246,834

For the six-month periods ended June 30, 2016 and 2015, the Company conducted the following transactions with related parties:

	2016		2015
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (1)	Ps.	5,813,738	Ps.	2,753,291
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		818,228		951,558
Interconnection costs		—		986
Other services (2)		2,845,083		638,598

	Ps.	9,477,049	Ps.	4,344,433

Revenues:
Sale of long-distance services and other telecommunications services	Ps.	184,232	Ps.	131,059
Sale of materials and other services		475,400		281,734
Call termination revenues and other				29,885

	Ps.	659,632	Ps.	442,678

(1)	In 2016, this amount includes Ps. 3,024,211 (Ps. 1,067,072 in 2015) for network construction and maintenance services performed by Microm, S.A. de C.V and Condumex S.A. de C.V.
(2)	In October 2015, the Company completed the spin-off process of Telesites, S.A.B. de C.V. (“Telesites”); therefore, since such date, Telesites is considered a related party. In 2016, this amount includes Ps. 2,254,011 for the rent of towers with such company.

5.	Property, plant and equipment, net

During the six-month periods ended June 30, 2016 and 2015, the Company made cash payments related to investments in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps.52,505,460 and Ps. 51,154,545, respectively.

6.	Business combinations

Acquisitions

a) In January 2016, in order to expand and strengthen its operations in Brazil, the Company through its Brazilian subsidiary, acquired a controlling interest of 99.99% in Brazil Telecomunicações S.A. (“BRTel”), a company operating in the market for Pay TV, Internet and broadband services and serving various municipalities of Brazil under the BLUE brand. The amount paid for the business acquisition was Ps. 778,798, net of acquired cash. The Company is in process to determine the fair value of the assets and liabilities of BRTel.

b) In May 2016, the Company acquired an additional non-controlling interest of 1.8% of Tracfone Wireless Inc. thereby obtaining 100% of its capital stock. The amount paid was US$ 124,673 (Ps. 2,300,553). This additional acquisition of shares was accounted as an equity transaction, as the Company has control over this subsidiary.

7.	Income Tax

An analysis of income tax expense charged to results of operations for the six-month periods ended June 30, 2016 and 2015 is as follows:

	2016		2015
Current period income tax	Ps.	14,542,961	Ps.	26,311,742
Deferred income tax		(7,772,891)		(11,806,713)

Total	Ps.	6,770,070	Ps.	14,505,029

Other comprehensive (loss) income

	2016		2015
Deferred tax related to items recognized in OCI during the year
Effect of fair value of derivatives	Ps.	10,595	Ps.	(7,859)
Unrealized gain on available for sale securities		(957,705)		—
Other		(109,768)		—

Deferred tax charged to OCI	Ps.	(1,056,878)	Ps.	(7,859)

The Company’s effective tax rate was 33.0% and 38.7% for the six months ended June 30, 2016 and 2015, respectively. Significant differences between the effective tax rate and the statutory tax rate for such interim periods relates to the tax inflation effects and non-deductible.

8.	Debt

The Company’s short- and long-term debt consists of the following:

As of June 30, 2016
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars

	Fixed-rate Senior notes (i)	2.375% - 6.375%	2042	Ps.	224,678,832

	Floating rates Senior notes (i)	L + 1.0%	2016		14,183,475

	Lines of credit (iii)	1.5% - 8.5%	2024		14,791,685

	Subtotal U.S. dollars				253,653,992

Mexican pesos

	Fixed-rate Senior notes (i) (ii)	6.00% - 8.6%	2037		72,307,950

	Floating rate Senior notes (i) (ii)	TIIE + 1.25%	2016		2,000,000

	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2016		2,811,048

	Subtotal Mexican pesos				77,118,998

Euros

	Fixed-rate Senior notes (i)	1.00% - 6.375%	2073		280,773,605

	Lines of credit (iii)	3.10% - 5.41%	2019		7,999,602

	Subtotal Euros				288,773,207

Sterling Pounds

	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		69,225,286

	Subtotal Sterling pounds				69,225,286

Swiss francs

	Fixed-rate Senior notes (i)	1.125% y 2.00%	2018		15,888,592

	Subtotal Swiss francs				15,888,592

Brazilian reais

	Lines of credit (iii)	3.00% - 9.50%	2020		3,140,906

	Subtotal Brazilian reais				3,140,906

Other currencies

	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		7,041,489

	Financial Leases	5.05% - 8.97%	2027		177,583

	Subtotal other currencies				7,219,072

	Total debt				715,020,053

	Less: Short-term debt and current portion of long-term debt				105,727,031

	Long-term debt			Ps.	609,293,022

As of December 31, 2015
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars

	Fixed-rate Senior notes (i)	2.375% - 6.375%	2042	Ps.	205,099,106

	Floating rates Senior notes (i)	L + 1.0%	2016		12,904,875

	Lines of credit (iii)	1.5% - 8.0% & L + 0.20% - 0.28%	2024		39,488,198

	Subtotal U.S. dollars				257,492,179

Mexican pesos

	Fixed-rate Senior notes (i) (ii)	6.00% - 9.00%	2037		81,782,648

	Floating rate Senior notes (i) (ii)	TIIE + 1.25%	2016		2,000,000

	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2016		2,632,549

	Subtotal Mexican pesos				86,415,197

Euros

	Fixed-rate Senior notes (i)	1.00% - 6.375%	2073		237,077,578

	Lines of credit (iii)	3.10% - 5.41%	2019		7,316,507

	Subtotal Euros				244,394,085

Sterling Pounds

	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		69,689,766

	Subtotal Sterling pounds				69,689,766

Swiss francs

	Fixed-rate Senior notes (i)	1.125% y 2.00%	2018		14,085,385

	Subtotal Swiss francs				14,085,385

Brazilian reais

	Lines of credit (iii)	3.00% - 9.50%	2020		2,752,089

	Subtotal Brazilian reais				2,752,089

Colombian pesos

	Fixed-rate Senior notes (i)	7.59%	2016		2,458,485

	Subtotal Colombian pesos				2,458,485

Other currencies

	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		5,695,406

	Financial Leases	5.05% - 8.97%	2027		234,152

	Subtotal other currencies				5,929,558

	Total debt				683,216,744

	Less: Short-term debt and current portion of long-term debt				119,589,786

	Long-term debt			Ps.	563,626,958

L = LIBOR (London Interbank Offer Rate)

TIIE = Mexican Interbank Rate

Euribor = Euro Interbank Offered Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds as of June 30, 2016 and December 31, 2015, was approximately 4.1% and 4.2%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

The following is an analysis of the Company’s short-term debt maturities as of June 30, 2016 and December 31, 2015:

	2016		2015
Domestic Senior Notes	Ps.	2,000,000	Ps.	2,000,000
International Senior Notes		84,395,922		75,878,612
Lines of credit		19,241,307		41,573,097
Financial Leases		89,802		138,077

Total	Ps.	105,727,031	Ps.	119,589,786

Weighted average interest rate		3.5%		3.5%

The Company’s long-term debt maturities as of June 30, 2016 are as follows:

Years	Amount
2017	Ps.	19,673,025
2018		32,869,972
2019		54,136,184
2020		108,394,697
2021 and thereafter		394,219,144

Total	Ps.	609,293,022

(i) Senior Notes

The outstanding Senior Notes as of June 30, 2016 and December 31, 2015 are as follows:

Currency*	2016		2015
U.S. dollars	Ps.	238,862,307	Ps.	218,003,981
Mexican pesos		74,307,950		83,782,648
Euros		280,773,605		237,077,578
Sterling pounds		69,225,286		69,689,766
Swiss francs		15,888,592		14,085,385
Japanese yens		3,316,807		2,590,564
Colombian pesos				2,458,485
Chilean pesos		3,724,681		3,104,842

*	Thousands of Mexican pesos

In March 2016, AMX placed an international bond for a total amount of EUR 1,500,000, divided in two tranches, the first one for EUR 850,000 with a coupon of 1.5% and maturity in 2024, and a second one for EUR 650,000 with a coupon of 2.125% and maturity in 2028.

In September 2015, the Company completed the placement of EUR 750,000 principal amount of exchangeable bonds that will be mandatorily exchangeable into ordinary shares of KPN at maturity. The bonds have a maturity of 3 years and will pay a coupon of 5.5% per year payable quarterly in arrears, as well as the corresponding cash dividends paid by KPN net of withholding taxes. The reference price of the KPN shares for its exchange was set at €3.3374 but could be as high as €4.2552 (reference price plus 27.5%). As a result of the Company’s mandatory exchangeable bond, the Company placed 224,726 million of ordinary shares of KPN in a trust in favor of the bond trustee and the bond holders. The aforementioned conditions allowed the Company to derecognize a portion of its investment in shares in KPN corresponding to the 224,726 million of ordinary shares of KPN on its Consolidated Statement of Financial Position as of December 31, 2015.

The exchangeable bonds described above have provisions that will allow for their settlement in cash if AMX wishes to retain ownership of the shares.

In May 2015, the Company placed 5 year bonds for an amount of EUR 3,000,000 which may be exchanged for ordinary shares of KPN, at an exercise price of €4.9007, 45% higher than the reference price on the date of issuance. On December 31, 2015, the closing price of the stock of KPN was €3.4920. Given the terms of the bond, we have identified an embedded option with a fair value of EUR 165,000 reflected as a liability within derivative financial instruments on the Consolidated

Statement of Financial Position as of June 30, 2016. Under the terms of the exchangeable bond agreement, none of the exchanged property (specifically, the KPN shares) has been or will be charged or otherwise placed in custody or set aside to secure or satisfy the Company’s obligations. At any time, the Company may or may not be the owner of the whole or any part of this property and may sell or otherwise dispose of the same or take any action or exercise any rights or options in respect of the same at any time.

In the first quarter of 2015 the Company placed Ps. 3,500,000 under the Global Notes Program with the reopening of the bond maturing in 2024 and a coupon of 7.125%. The Global Notes Program of Mexican pesos, that was announced in November 2012 has the advantage of being registered both with the SEC in the US and with the National Banking and Securities Commission (“CNBV”) in Mexico, allowing seamless operation for domestic and international investors of such Notes.

(ii) Domestic Senior Notes

As of June 30, 2016 and December 31, 2015, debt under Domestic Senior Notes aggregated to Ps. 22,936,250 and Ps. 22,910,948, respectively. In general, these issues bear a fixed rate or floating rate determined as a differential on the TIIE rate.

(iii) Lines of credit

As of June 30 2016 and December 31, 2015, debt under lines of credit aggregated to Ps. 28,743,241 and Ps. 52,189,343, respectively.

The Company has two undrawn revolving syndicated facilities –one for the Euro equivalent of U.S. 2,100,000 and the other for U.S.2,500,000, maturing in 2016 and 2019, respectively. These loans bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria has also an undrawn revolving syndicated facility in Euros for 1,000,000 at a variable rate based on EURIBOR.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of June 30, 2016, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

Covenants

In conformity with the credit agreements, the Company is obliged to comply with certain financial and operating commitments. Such covenants limit, in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control of Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (defined as operating income plus depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company may be accelerated, at the option of the debt holder in the case that a change in control occurs.

As of June 30, 2016, the Company was in compliance with all the covenants.

9. Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps. 362,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores y las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores), of which (i) 23,384,632,660 are “AA” shares (full voting rights); (ii) 642,279,095 are “A” shares (full voting rights); and (iii) 71,462,812,441 are “L” shares (limited voting rights), all of them fully subscribed and paid.

b) As of June 30, 2016 and December 31, 2015, the Company’s capital stock was represented by 65’564,000,000 (22,684,632,660 shares “AA” shares, 603,065,365 “A” shares and 42,276,301,975 “L” shares), and 66,000,000,000 (23’384,632,660 “AA” shares, 625,416,402 “A” shares and 41,989,950,938 “L” shares), respectively.

c) As of June 30, 2016 and December 31, 2015, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores y las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores), a total amount of (i) 29,925,724,196 shares (29,925,668,196 “L” shares and 56,000 “A” shares), and 29’489,724,196 (29,486,009,139 “L” shares and 3,715,057 “A” shares), respectively.

d) The holders of “AA” and “A” shares are entitled to full voting rights. The holders of “L” shares may only vote in limited circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, and the cancellation of the registration of the shares issued by the Company in the Registro Nacional de Valores and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges where they may be registered. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of “AA” shares by non-Mexican investors.

e) Pursuant to the Company’s bylaws, “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by “AA” and “A” shares), representing said capital stock.

“AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by “AA” and “A” shares), may represent no more than 51% of the Company’s capital stock.

Lastly, “L” shares, which have limited voting rights and may be freely subscribed, and “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

a) On April 18, 2016, the Company’s shareholders approved, among other resolutions, the(i) payment of a cash dividend of Ps.0.28, per share to each of the shares of its capital stock (“AA”, “A” and “L”), payable in two equal installments of Ps.0.14; and (ii) increase the amount of funds available for the acquisition of the Company’s buyback program by Ps. 12 billion.

b) On April 30, 2015, the Company’s shareholders approved, among other resolutions, the (i) payment of cash dividend of Ps.0.26 pesos, per share to each of the shares of its capital stock series (“AA”, “A” and “L”), payable in two equal installments of Ps.0.13; (ii) payment of an extraordinary cash dividend of Ps.0.30 to each of the shares of its capital stock series (“AA”, “A” and “L”), payable in a single installment; and (iii) increase the amount of funds available for the acquisition of the Company’s buyback program by Ps.35 billion.

10. Components of other comprehensive income (loss)

An analysis of the components of other comprehensive income (loss) for the six-month periods ended June 30, 2016 and 2015 is as follows:

	2016		2015
Valuation of derivative financial instruments, net of deferred tax	Ps.	24,423	Ps.	18,103
Unrealized loss on available for sale securities, net of deferred taxes		(2,238,657)		—
Translation effect of foreign subsidiaries		70,755,175		(15,990,549)
Re-measurement of defined benefit plans, net of income tax effect		(1,418,208)		13,892
Non-controlling interest of the items above		2,758,379		2,121,838

Other comprehensive income (loss)	Ps.	69,881,112	Ps.	(13,836,716)

11. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other those than carrying value amounts that are reasonable approximations of fair value, held by América Móvil as of June 30, 2016 and December 31, 2015:

	June 30, 2016
	Carrying value		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Cash and cash equivalents	Ps.	46,909,470	Ps.		Ps.
Marketable securities and other short term investments		12,914,450				46,201,023
Accounts receivable from subscribers, distributors and other, net		163,942,838
Related parties		848,864
Derivative financial instruments				4,281,680

Total	Ps.	224,615,622	Ps.	4,281,680	Ps.	46,201,023

Financial Liabilities:
Debt	Ps.	715,020,053	Ps.		Ps.
Accounts payable		210,590,679
Related parties		1,649,281
Derivative financial instruments				12,480,357		300,111

Total	Ps.	927,260,013	Ps.	12,480,357	Ps.	300,111

	December 31, 2015
	Carrying value		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Cash and cash equivalents	Ps.	45,160,032	Ps.		Ps.
Marketable securities and other short term investment		12,257,668				44,089,801
Accounts receivable from subscribers, distributors, and other, net		129,198,593
Related parties		845,633
Derivative financial instruments				40,882,008

Total	Ps.	187,461,926	Ps.	40,882,008	Ps.	44,089,801

Financial Liabilities:
Debt	Ps.	683,216,744	Ps.		Ps.
Accounts payable		189,938,381
Related parties		2,246,834
Derivative financial instruments				10,664,337		100,599

Total	Ps.	875,401,959	Ps.	10,664,337	Ps.	100,599

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (other those with carrying value amounts that are reasonable approximations of fair value) and financial liabilities shown in the consolidated statement of financial position as of June 30, 2016 and December 31, 2015 is as follows:

	Measurement of fair value as of June 30, 2016
	Level 1		Level 2		Level 3		Total
Assets:
Cash and cash equivalents	Ps.	46,909,470	Ps.				Ps.	46,909,470
Marketable securities and other short term investment		46,201,023		12,914,450				59,115,473
Derivatives financial instruments				4,281,680				4,281,680
Pension plan assets		202,158,955		7,418,393		111,728		209,689,076

Total	Ps.	295,269,448	Ps.	24,614,523	Ps.	111,728	Ps.	319,995,699

Liabilities:
Debt	Ps.	741,582,092		36,688,712			Ps.	778,270,804
Derivatives financial instruments				12,780,468				12,780,468

Total	Ps.	741,582,092	Ps.	49,469,180			Ps.	791,051,272

	Measurement of fair value as of December 31, 2015
	Level 1		Level 2		Level 3		Total
Assets:
Cash and cash equivalents	Ps.	45,160,032	Ps.		Ps.		Ps.	45,160,032
Marketable securities and other short term investments		44,089,801		12,257,668				56,347,469
Derivatives financial instruments				40,882,008				40,882,008
Pension plan assets		205,383,139		6,749,645		101,656		212,234,440

Total	Ps.	294,632,972	Ps.	59,889,321	Ps.	101,656	Ps.	354,623,949

Liabilities:
Debt	Ps.	656,026,844	Ps.	59,400,873	Ps.		Ps.	715,427,717
Derivatives financial instruments				10,764,936				10,764,936

Total	Ps.	656,026,844	Ps.	70,165,809	Ps.		Ps.	726,192,653

Fair value of derivative financial instruments are valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in available for sale securities, specifically the investment in KPN, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized gains related to derivative financial instruments for the six months period ended June 30, 2016 and 2015 was Ps. 28,753,341 and Ps.3,238,850, respectively.

For the six-month periods ended June 30, 2016 and the year ended December 31,2015, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

12. Contingencies

Included in Note 21 on pages F-83 to F-93 of the Company’s 2015 Form 20-F is a disclosure of material contingencies outstanding as of December 31, 2015. As of June 30, 2016, and other than in connection with the following matters, there has not been any other material changes in the status of such contingencies:

I.	Colombia – Comcel

Local Arbitration Proceedings (Bogotá Chamber of Commerce)

In 2013, the Colombian Constitutional Court (Corte Constitucional de Colombia) rendered a decision holding that certain laws eliminating the reversion of telecommunication assets in Colombia did not apply to concessions granted prior to 1998, and that the reversion of assets under those earlier concession agreements would be governed by their contractual terms. Following the termination of Comcel S.A.’s (“Comcel”) concession contracts, Comcel and the Ministry of Information Technology and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones) (“ITC Ministry”) initiated discussions with respect to the liquidation (liquidación) of Comcel’s concession contracts. However, as a result of the Constitutional Court’s decision, the ITC Ministry took the position that assets under Comcel’s concession contracts should revert to the Colombian government. In March 2014, the ITC Ministry imposed upon Comcel a rental fee for the assets, which should have been determined six months after the liquidation. Comcel disputes the ITC Ministry’s interpretation of the Constitutional Court’s decision and insists that the reversion of assets should not apply.

In February 2016, the ITC Ministry initiated an arbitration claim against Comcel before the Bogotá Chamber of Commerce pursuant to the concession contracts. In its claim, the ITC Ministry requested (a) the liquidation of the concession contracts; (b) the reversion of all assets related to the concession contracts; and (c) monetary compensation in case the assets cannot be reverted without affecting the continuity of the mobile services. In May 2016, Comcel was served with the ITC Ministry’s arbitration claim and in July 2016 it answered the complaint, rejecting the ITC Ministry’s claim. The proceedings are currently at an evidentiary gathering stage.

II.	Mexico – AMX

ICSID (Additional Facility) Arbitration Proceedings

On August 18, 2016, AMX initiated an arbitration claim on behalf of itself and its subsidiary Comcel under the ICSID Additional Facility Rules pursuant to the investment chapter of the Mexico-Colombia Free Trade Agreement (the “Mexico – Colombia FTA”) against the Republic of Colombia. The claim relates to certain measures adopted by Colombia since August 2013, including the Colombian Constitutional Court’s decision of 2013 holding that certain laws eliminating the reversion of telecommunication assets did not apply to concessions granted prior to 1998, among them, Comcel’s concessions. As a result, the ITC Ministry refused to recognize Comcel’s property rights over its assets following the termination of its concession contracts and decided that Comcel must pay a fee to rent those assets. Moreover, the ITC Ministry initiated an arbitration pursuant to the concession contracts seeking the reversion of all assets related to those contracts. This has prevented Comcel AMX from using or disposing of their assets freely.

AMX has requested compensation on the basis of Colombia’s breach of the Mexico-Colombia FTA and other international legal obligations. The rights and obligations invoked in the ICSID (Additional Facility) Arbitration are separate from those involved in the local arbitration proceedings administered by the Bogotá Chamber of Commerce. AMX’s international claims do not affect Comcel’s right to defend against any legal actions initiated by the ITC Ministry or any other government entity pursuant to Colombian law.

III.	Ecuador – Conecel

Monopolistic Practices Fine

In August 2016, the Superintendencia de Control del Poder del Mercado (“SCPM”), imposed a fine on Conecel of Ps.1,526 (US$82 million), in connection with a proceeding initiated by the SCPM to assess Conecel’s compliance with an administrative injunction issued by the SCPM as part of its decision in admitting the claim filed by the state-owned operator Corporación Nacional de Telecomunciaciones in 2012. Conecel has challenged this decision and posted a guarantee for Ps. 768.7 million (US$41.3 million). The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency, which the Company considers possible.

13. Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States of America, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia.

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by geographical operating segment, except for Mexico, which shows Corporate and Telcel as one segment and Telmex as another segment. All significant operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss or (iii) more than 10% of consolidated assets, are presented separately.

The Company has presented the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico (includes Telcel and Corporate operations and Assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Peru), Central-América (includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (includes Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statement measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services that telecom companies, (vi) inflation trends and, and (vii) currency trends.

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
At June 30, 2016 (in Ps.):
External revenues	88,536,299	46,398,283	88,217,305	32,864,152	31,247,737	26,722,756	20,094,100	63,731,816	17,436,231	41,119,099		456,367,778
Intersegment revenues	7,697,673	4,147,343	1,577,853	344,463	130,957	155,608	148,130		11,186		(14,213,213)

Total revenues	96,233,972	50,545,626	89,795,158	33,208,615	31,378,694	26,878,364	20,242,230	63,731,816	17,447,417	41,119,099	(14,213,213)	456,367,778
Depreciation and amortization	6,844,107	8,346,247	21,568,626	4,548,377	5,089,279	3,672,565	4,902,200	410,694	2,725,512	10,958,884	(149930)	68,916,561
Operating income (loss)	25,745,554	6,801,932	2,743,980	3,831,439	5,047,070	3,274,809	2,013,130	(601,112)	2,462,400	2,411,129	70,175	53,800,506
Interest income	12,540,643	121,493	817,624	1,292,982	30,460	404,062	182,317	120,448	297,166	127,066	(14,033,066)	1,901,195
Interest expense	14,820,536	621,737	9,548,015	2,255,986	522,848	446,574	206,557		53,084	1,206,299	(13,592,471)	16,089,165
Income tax	2,513,042	579,470	(1,664,380)	584,690	2,285,393	782,689	1,146,706	(195,258)	1,018,596	(280,878)		6,770,070
Equity interest in net income (loss) of associated companies	31,954	43,628	(117)	(9,407)			(4,182)			8,146		70,022
Net profit attributable to parent	4,527,658	951,703	(3,583,698)	2,760,079	1,824,000	2,597,622	715,753	(126,451)	1,415,615	2,577,753	(1,161,519)	12,498,515
Assets by segment	1,013,863,039	170,123,085	418,457,512	129,890,240	95,201,272	95,430,140	72,946,040	37,724,559	84,327,867	213,777,744	(892,250,988)	1,439,490,510
Plant, property and equipment, Net	58,097,980	109,798,017	188,557,335	58,992,502	52,765,754	33,142,662	38,425,202	2,054,843	30,543,932	74,557,632		646,935,859
Goodwill	27,105,647	213,926	24,470,177	2,845,646	13,766,309	4,457,484	5,407,571	2,015,003	14,186,723	51,976,392		146,444,878
Trademarks, net	718,904	327,223	391,543		401			722,606	263,853	9,770,583		12,195,113
Licenses and rights, net	6,218,000	57,712	39,202,123	8,683,538	4,463,966	6,473,439	3,836,896		7,052,630	30,650,886		106,639,190
Investment in associated companies	4,882,723	1,930,271	795	89,608	441		15,624			1,018,839	(4,454,478)	3,483,823
Liabilities by segments	821,066,707	144,459,982	304,322,386	107,597,465	33,809,001	33,550,472	33,015,613	37,716,246	37,509,339	115,718,257	(447,111,100)	1,221,654,368
At June 30, 2015 (in Ps.):
External revenues	92,014,698	46,675,124	92,490,167	32,103,677	34,417,264	25,270,771	16,062,635	52,996,187	14,175,081	33,665,412		439,871,016
Intersegment revenues	5,561,142	3,594,910	1,659,877	135,337	114,176	109,353	88,815		9,888		(11,273,498)

Total revenues	97,575,840	50,270,034	94,150,044	32,239,014	34,531,440	25,380,124	16,151,450	52,996,187	14,184,969	33,665,412	(11,273,498)	439,871,016
Depreciation and amortization	7,192,502	7,618,224	20,018,503	4,085,340	4,712,533	3,025,840	4,493,495	345,379	2,555,103	8,555,411	(68,809)	62,533,521
Operating income	35,229,590	8,980,909	5,928,158	3,935,403	7,610,097	5,020,373	874,184	1,914,525	2,017,768	2,516,182	2,384	74,029,573
Interest income	8,095,209	120,189	588,476	1,783,710	200,234	411,378	91,425	98,399	171,360	223,413	(9,563,970)	2,219,823
Interest expense	12,288,922	715,059	7,107,512	1,108,588	243,205	305,425	138,591		18,585	1,360,428	(9,153,768)	14,132,547
Income tax	7,626,103	2,008,551	(4,071,829)	1,920,167	2,716,566	2,025,766	1,184,291	752,504	679,584	(336,674)		14,505,029
Equity interest in net income (loss) of associated companies	(1,424,586)	22,988	(4,000)	11,060						5,701		(1,388,837)
Net profit attributable to parent	17,113,824	3,615,250	(7,208,162)	(891,744)	2,932,565	2,616,296	(417,572)	1,340,294	1,123,694	2,769,336	(718,276)	22,275,505
Assets by segment	954,434,584	140,586,739	345,277,165	117,031,177	88,871,654	82,594,975	59,720,918	36,156,767	70,128,033	177,707,760	(782,957,303)	1,289,552,469
Plant, property and equipment, net	64,328,036	95,465,873	165,189,423	52,391,690	45,191,256	27,893,412	34,198,209	1,599,663	26,545,023	65,012,199		577,814,784
Goodwill	27,101,739	368,376	20,064,019	2,577,562	12,790,100	4,383,720	5,027,811	1,796,846	14,186,723	51,115,022		139,411,918
Trademarks, net	934,179	365,908	399,150	3,229	778		—	646,584	221,982	8,350,362		10,922,172
Licenses and rights, net	3,674,709	87,403	31,389,223	10,900,877	3,733,506	6,238,897	2,978,747		5,856,776	25,351,594		90,211,732
Investment in associated companies	10,778,225	2,046,366	(1,650)	140,322	1,307		19,607			848,714	(10,677,843)	3,155,048
Liabilities by segments	727,460,236	105,245,047	242,431,216	89,781,701	34,058,757	30,200,416	28,636,984	30,890,231	27,911,968	115,716,413	(324,979,021)	1,107,353,948

14. Subsequent Events

In July 2016, the Company sold shares corresponding to 7.8% of the outstanding common stock of Telekom Austria AG to the market. This sale reduces the overall shareholding of America Movil in Telekom Austria AG from 59.70% to 51.89%. Additionally, in August 2016, the Company sold 0.89% of the outstanding common stock of Telekom Austria AG to the market. Following the successful completion of this transaction, AMX stake was reduced to 51.0%.The amount of cash received for these transactions was Ps. 6,413,855. As America Movil still retains control over Telekom Austria AG, these transactions will be recorded as equity transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer